April 18, 2017

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4628

Re:	Energy Resources 12, L.P.
Registration Statement on Form S-1
Filed March 23, 2017
File No. 333-216891

Dear Mr. Schwall:

On behalf of our client, Energy Resources 12, L.P. (the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 6, 2017, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  We are concurrently filing via EDGAR this letter and a revised Registration Statement.

For the Staff’s convenience, we have recited the comments from the Staff in this letter in bold type and have followed each comment with the Partnership’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on March 23, 2017), all page references herein correspond to the page of the revised Registration Statement.

Prospectus Summary

The Properties We Intend to Acquire and Develop, page 5

1.
We have considered your revisions in response to prior comment 3. You state that Messrs. Knight and McKenney “have overseen investments in the oil and gas industry, including Energy 11, L.P.” which suggests that they have experience in addition to Energy 11.  However, we are not aware of any such experience apart from Energy 11. Please advise or revise.  Also, please further revise to explain the role of experienced oil and gas professionals in connection with the operation and execution of investment objectives under the Energy 11 program in order to place your previous oversight of oil and gas operations in context.

Response: Messrs. Knight and McKenney have overseen investments in the oil and gas industry other than Energy 11. Information regarding this experience has been added at pages 5 and 61 and additional information concerning the role of industry professionals in connection with the execution of investment objectives has been added on pages 5, 17, 54, 60, 61 and 64.  When Energy 11 was originally formed, that program registered a total of $2 billion in units, the proceeds of which were planned to be used to acquire oil and gas properties that would be operated by a manager, subject to oversight by Energy 11's general partner. Consequently, Energy 11 engaged a consultant who became President of Energy 11's general partner. To date, Energy 11 has raised approximately $350 million in funds through its offering, which is the maximum amount that will be raised by the Partnership.

Haynes and Boone, LLP
Attorneys and Counselors
1221 McKinney, Suite 2100
Houston, Texas 77010
Phone: 713.547.2000
Fax: 713.547.2600

Mr. H. Roger Schwall
Securities and Exchange Commission

The general partner of the Partnership has determined, based upon its experience with Energy 11, the planned size of this Partnership, and the focus on non-operated properties, that the Partnership will not need any full time employees prior to the acquisition of its first properties, and that it will not be able to evaluate the types of employees that it might hire until after properties have been acquired and needs have been assessed. The scope and level of services that the Partnership will need will also be highly dependent upon the amount of funds raised, which will affect the number and types of properties acquired. Even after properties are acquired and the Partnership’s offering has been completed, the Partnership may not need to hire full time employees. The Partnership intends to share certain resources with Energy 11. If the proper expertise does not exist within Energy 11, the Partnership intends to engage, on an hourly or other standard rate basis, the various professionals necessary to oversee the operators of the properties acquired by the Partnership and other administrative functions.

The Offering, page 10

2.
Please update your disclosure in this section to briefly discuss reimbursement obligations for allocable salary compensation to certain employees, consistent with your revisions under the Compensation Related to the Operation of the Partnership subheading.

Response: Additional language has been included on page 12 to conform to the revisions previously made under the Compensation Related to the Operation of the Partnership subheading.

Source of Funds and Estimated Use of Offering Proceeds

Estimated Use of Offering Proceeds, page 45

3.
We note your revised disclosure in response prior comment 15 regarding the extinguishment of the unsecured credit facility established in connection with this offering.  Please confirm that you plan to revise to include the required disclosure set forth in Instruction 4 to Item 504 of Regulation S-K.

Response: Additional language has been included on page 46 to include the required disclosure set forth in Instruction 4 to Item 504 of Regulation S-K.

Description of the Properties We Plan to Purchase

Oil and Gas Properties

Well Operations, page 62

4.
We note your revisions in this section in response to prior comment 19; however, it remains unclear how the company specifically plans to target such properties.  Please revise your disclosure in this section to better describe the personnel tasked with the responsibility to diligence the acquisition targets.  Include discussion of whether such personnel are employees or independent contractors and explain the arrangements memorializing these relationships.  Lastly, please explain as previously requested, the systems you plan to employ, if any, to monitor the performance of said operators.

Response: Additional language has been added on pages 5, 61 and 64 responsive to this comment.

5.
Please also update your disclosure in this section and elsewhere in your prospectus to better explain your planned objective to acquire non-operated properties, consistent with your response to prior comment 3.

Response: Additional language has been added on pages 4 and 60 responsive to this comment.

Mr. H. Roger Schwall
Securities and Exchange Commission

Prior Oil and Gas Programs, page 55

6.
We note your response to prior comment 6 regarding the expecting closure of your Energy 11 offering.  Please confirm that you plan to update the disclosure in future amendments to more expansively discuss the Energy 11 program, including the material financial disclosures pertaining to the non-operated producing wells and development locations in North Dakota.

Response: Additional language has been added on pages 43 and 56 responsive to this comment. We confirm that we will continue to update the information in the prospectus regarding Energy 11.

Should the Staff have additional questions or comments concerning the foregoing, please contact Bill Nelson at (713) 547-2084.

Sincerely,

/s/ Bill Nelson
Bill Nelson
Haynes and Boone, LLP
(713) 547-2084
bill.nelson@haynesboone.com

cc:          Dave McKenney
Energy Resources 12 GP, LLC